ENTERTAINMENT ARTS RESEARCH, INC.

19109 W. Catawba Ave., Suite 200

Cornelius, NC 28031

May 19, 2022

VIA EDGAR

Attorney Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Re:	Entertainment Arts Research, Inc.
Form 1-A POS: Request for Qualification
File No. 024-11608

Dear Mr. Holt:

Entertainment Arts Research, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A POS (“Offering Statement”) effective at 4:00 PM EST on Monday, May 23, 2022, or as soon as practicable thereafter. We confirm that the State of Georgia is prepared to qualify the offering. We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Bernard Rubin

Bernard Rubin

CEO